February 21, 2019

VIA EDGAR

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Aberdeen Funds Post-Effective Amendment No. 87 to the Registration Statement Filed on December 21, 2018; Securities Act File No. 333-146680; Investment Company Act File No. 811-22132

Dear Ms. Dubey:

This letter responds to comments on the above-referenced Post-Effective Amendment (the “Amendment”) that the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) provided in a telephone conversation with Katherine Corey and Andrew Kim of Aberdeen Asset Management Inc. on February 6, 2019.  The Amendment contains the prospectus and statement of additional information for Aberdeen Funds (the “Registrant”) with respect to the Aberdeen Intermediate Municipal Income Fund, Aberdeen Short Duration High Yield Municipal Fund and Aberdeen Ultra Short Municipal Income Fund (each a “Fund” and collectively the “Funds”).

For your convenience, the substance of those comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

General Comments

Comment No. 1:                                                     Please confirm in your response to the Staff that the series identifiers on the EDGAR database will be updated for the two Funds that are undergoing name changes.

Response:                                                                                        The Registrant confirms that the series identifiers will be updated on the EDGAR database to reflect the new names of the Funds that are undergoing name changes effective February 28, 2019.

Prospectus Comments

Comment No. 2:                                                     With respect to footnote 4 to the fee table of each Fund, please confirm in your response to the Staff that the written contracts limiting operating expenses are filed as exhibits to the Registrant’s Registration Statement.

Response:                                                                                        The Registrant confirms that all written contracts limiting operating expenses will be filed as exhibits to the Registration Statement.

Comment No. 3:                                                     With respect to the Aberdeen Intermediate Municipal Income Fund, the Fund’s 80% policy  refers to “tax-exempt municipal obligations,” rather than municipal obligations “the income of which is tax-exempt” in line with specific language set forth in Rule 35d-1(a)(4). Please revise the language in the Fund’s 80% policy to track Rule 35d-1(a)(4) in accordance with the Name’s Rule Frequently Asked Questions (“FAQ”) No. 4. Alternatively, consider adding a sentence following the Fund’s 80% policy similar to that of the Aberdeen Ultra Short Municipal Income Fund defining “tax-exempt municipal obligations”.

Response:                                                                                        The Registrant respectfully notes that the Fund’s 80% policy is fundamental and cannot be changed without the approval of the Fund’s shareholders.  The Registrant has added the statement: “Tax-exempt municipal obligations are municipal obligations that pay interest that is free from U.S. federal income tax.”

Comment No. 4:                                                     With respect to the Aberdeen Intermediate Municipal Income Fund, recognizing that the Fund does not include the word “Term” in its name, nevertheless, please disclose in its “Principal Strategies” section that the Fund will have a dollar weighted average maturity of more than 3 years but less than 10 years. Please see Rule 35d-1 adopting release at footnote 45 and the accompanying text.

Response:                                                                                        The Registrant has expanded the following statement its “Principal Strategies” section by adding the underlined disclosure: “Under normal market circumstances, the Fund will maintain an investment portfolio with a weighted average effective duration of 4 - 7 years and a dollar-weighted average maturity of more than 3 years but less than 10 years”.

Comment No. 5:                                                  With respect to each Fund, please re-order the principal risks in order of importance rather than alphabetically. Please see the transcript of a speech delivered by Director, Division of Investment Management, Dalia Blass at the ICI Securities Law Developments Conference on October 25, 2018.

Response:                                                                                        The Registrant respectfully declines to make the requested change. The Registrant is not aware of any requirement in Form N-1A that a fund’s principal risks be set forth in any particular order.

Comment No. 6:                                                     With respect to each Fund, please consider whether “Impact of Large Redemptions and Purchases of Fund Shares” is a principal risk for each Fund that includes it and if not, please remove it from the “Principal Risks” section.

Response:                                                                                        The Registrant has evaluated whether “Impact of Large Redemptions and Purchases of Fund Shares” is a principal risk for each Fund and has determined to remove the risk factor from the summary section with respect to the Aberdeen Short Duration High Yield Municipal Income Fund and Aberdeen Ultra Short Municipal Income Fund.

Comment No. 7:                                                     With respect to “Municipal Securities Risk” in the “Principal Risks” section for each Fund, if a Fund is currently substantially invested in a sector that would constitute the level of a strategy, identify the sector in the Fund’s “Principal Strategies” and disclose the principal risks of that sector in “Principal Risks”.

Response:                                                                                        The Registrant respectfully notes that although each Fund may from time-to-time invest in municipal securities the interest of which is paid from revenues of similar projects, none of the Funds have a strategy to invest in any particular municipal “sector” or in bonds the interest of which is paid from revenues of any particular type of project or of companies in any particular industry.  As a result, the Registrant respectfully declines to add disclosure related to any particular municipal “sector” or type of municipal project to the principal strategies or principal risks of the Funds.

Comment No. 8:                                                     Please add a reference to tobacco-related bonds in the Aberdeen Intermediate Municipal Income Fund’s “Principal Strategies” section since “Tobacco Related Bonds Risk” is included as a principal risk.

Response:                                                                                        Tobacco related bonds are not a principal strategy for the Fund and therefore the Fund has removed “Tobacco Related Bonds Risk” as a principal risk.

Comment No. 9:                                                     In footnote 4 to the fee table of each of the Aberdeen Short Duration High Yield Municipal Income Fund and Aberdeen Ultra Short Municipal Income Fund, please insert the expiration date of the written contract limiting operating expenses with respect to the Fund.

Response:                                                                                        The Registrant has made the requested change.

Comment No. 10:                                              With respect to the Aberdeen Short Duration High Yield Municipal Income Fund, the Fund’s 80% policy  refers to “municipal obligations that are exempt from federal income tax” rather than municipal obligations “the income of which” is exempt from federal income tax in line with the specific language set forth in Rule 35d-1(a)(4). Please revise the language in the Fund’s 80% policy to track Rule 35d-1(a)(4) in accordance with Names Rule FAQ No. 4. Alternatively, consider adding a sentence following the Fund’s 80% policy similar to that of the Aberdeen Ultra Short Municipal Income Fund defining “municipal obligations that are exempt from federal income tax”.

Response:                                                                                        The Registrant respectfully notes that the Fund’s 80% policy is fundamental and cannot be changed without the approval of the Fund’s shareholders.  The Registrant has added the statement: “Tax-exempt municipal obligations are municipal obligations that pay interest that is free from U.S. federal income tax (other than federal alternative minimum tax (“AMT”)).”

Comment No. 11:                                              With respect to the fourth paragraph under “Principal Strategies” for the Aberdeen Short Duration High Yield Municipal Income Fund, please clarify that municipal bonds “rated BBB or lower” are considered “junk” bonds.

Response:                                                                                        The Registrant respectfully notes that the disclosure is accurate as written. Municipal bonds rated BBB by S&P Global Ratings or Baa by Moody’s Investor Services, Inc. are considered investment grade.

Comment No. 12:                                              Please disclose as principal risks the  risks of the sectors referenced in the sixth paragraph under “Principal Strategies” for the Aberdeen Short Duration High Yield Municipal Income Fund.

Response:                                                                                        The Registrant respectfully notes that, like the first sentence of the sixth paragraph under “Principal Strategies,” the disclosure in the second sentence is meant to be illustrative as to what revenue obligations may include; however, the Fund does not have a principal strategy to invest heavily in any one of the types of revenue bonds in particular and therefore declines to add principal risk disclosure for each of the types of revenue bonds listed.

Comment No. 13:                                              With respect to the second sentence in the sixth paragraph under “Principal Strategies” for the Aberdeen Short Duration High Yield Municipal Income Fund, please clarify whether the reference to “variable rate securities” in the last sentence is meant to refer to the floaters and inverse floaters referenced in the preceding sentence.

Response:                                                                                        The Registrant has confirmed that the Fund may invest in floaters but does not currently expect to invest in inverse floaters and has modified the disclosure as follows:

Tender option bonds are created when a holder deposits tax-exempt or other bonds into a special purpose trust (“TOB trust”). The TOB trust issues two types of securities: floating rate notes (“floaters” or “TOBs”) and a residual security junior to the floaters (“inverse floaters”). The Fund does not currently intend to deposit bonds into a TOB trust or invest in inverse floaters, but may invest in floaters issued by TOB trusts.

Comment No. 14:                                              With respect to the Aberdeen Short Duration High Yield Municipal Income Fund, please add an example in “Interest Rate Risk” in the “Principal Risks” section showing the effect of a 1% increase in interest rates for a portfolio with a 5-year duration. Please see IM Guidance Update 2016-02 at the bottom of page 4.

Response:                                                                                        The Registrant has revised “Interest Rate Risk” as shown below in the relevant Fund’s “Principal Risks” section in line with the SEC IM Guidance and the top of the range of weighted average effective duration set forth in each Fund’s “Principal Strategies” section:

Aberdeen Short Duration High Yield Municipal Income Fund:

Interest Rate Risk - The Fund’s fixed income investments are subject to interest rate risk, which generally causes the value of a fixed income portfolio to decrease when interest rates rise resulting in a decrease in the Fund’s net assets.

For example, if interest rates increase by 1%, assuming a current portfolio duration of 4.5 years, and all other factors being equal, the value of the Fund’s investments would be expected to decrease by 4.5%.

The Fund may be subject to a greater risk of rising interest rates due to the recent period of historically low rates and the effect of potential government fiscal policy initiatives and resulting market reaction to those initiatives. Interest rate fluctuations tend to have a greater impact on fixed income-securities with a greater time to maturity and/or lower coupon.  A fund with a longer average portfolio duration will be more sensitive to changes in interest rates than a fund with a shorter average portfolio duration. In periods of market volatility, the market values of fixed income securities may be more sensitive to changes in interest rates.

Aberdeen Intermediate Municipal Income Fund:

Interest Rate Risk - The Fund’s fixed income investments are subject to interest rate risk, which generally causes the value of a fixed income portfolio to decrease when interest rates rise resulting in a decrease in the Fund’s net assets.

For example, if interest rates increase by 1%, assuming a current portfolio duration of 7 years, and all other factors being equal, the value of the Fund’s investments would be expected to decrease by 7%.

The Fund may be subject to a greater risk of rising interest rates due to the recent period of historically low rates and the effect of potential government fiscal policy initiatives and resulting market reaction to those initiatives. Interest rate fluctuations tend to have a greater impact on fixed income-securities with a greater time to maturity and/or lower coupon.  A fund with a longer average portfolio duration will be more sensitive to changes in interest rates than a fund with a shorter average portfolio duration. In periods of market volatility, the market values of fixed income securities may be more sensitive to changes in interest rates.

Comment No. 15:                                              With respect to the Aberdeen Short Duration High Yield Municipal Income Fund, please add a reference to Puerto Rican and U.S. territories securities to the “Principal Strategies” section since “Puerto Rico and U.S. Territories Risk” is included as a principal risk.

Response:                                                                                        The Registrant has made the requested change.

Comment No. 16:                                              With respect to the Aberdeen Short Duration High Yield Municipal Income Fund, please add “of the Fund” at the end of the following sentence on page 14: “Returns of the Predecessor Fund have not been adjusted to reflect the expenses applicable to the respective classes.”

Response:                                                                                     The Registrant has made the requested change.

Comment No. 17:                                              With respect to the Ultra Short Municipal Income Fund, please add a reference to tender option bonds to the “Principal Strategies” section since “Tender Option Bonds Risk” is included as a principal risk.

Response:                                                                                        The Registrant has made the requested change.

Comment No. 18:                                              If another accounting firm audited the Funds’ or Predecessor Funds’ financial statements during any of the years covered by the Statement of Changes in the Funds’ most recent annual shareholder report (i.e., during the past two fiscal years), please disclose the name of the other accounting firm in the second paragraph on page 60 of the prospectus and file a consent from such firm as an exhibit to the registration statement.

Response:                                                                                        The statement of changes in net assets for the fiscal year ended October 31, 2017 was audited by another independent registered public accountant. As a result, the Registrant will disclose that firm’s name in the prospectus and file such firm’s consent as an exhibit to the registration statement.

SAI Comments

Comment No. 19:                                              Please add the Funds’ 80% policies to the list of fundamental investment restrictions in the section “Investment Restrictions” in the SAI, or a statement that the Funds’ 80% policies are fundamental.

Response:                                                                                        The Registrant has made the requested change.

Comment No. 20:                                              With respect to the Aberdeen Intermediate Municipal Income Fund, please remove the phrase “or securities of other investment companies” from the second sentence of the Funds’ fundamental policy related to industry concentration.

Response:                                                                                        The Registrant respectfully notes that the above-referenced phrase is part of the Fund’s fundamental policy relating to industry concentration and may not be changed without shareholder approval. The Registrant submits that while investment companies are not part of any industry, it intends to consider the concentration of affiliated underlying investment companies in which the Fund may invest when determining compliance with the Fund’s concentration policy.

Comment No. 21:                                              With respect to the Aberdeen Intermediate Municipal Income Fund’s fundamental policy related to industry concentration: (a) please explain in your response to the Staff why equipment finance is separate from leasing finance — our understanding is that both types involve commercial equipment and differ only in the type of financing involved; (b) please revise captive borrowing conduits to instead characterize those by the types of industries the issuances support (i.e., look through); and (c) please disclose what is meant by “other finance”.

Response:                                                                                        The Fund’s fundamental investment restriction relating to concentration is consistent with that of other existing Aberdeen funds, the fundamental restrictions of which cannot be changed without shareholder approval.  All of the Aberdeen funds rely on a third-party industry classification system (e.g., BICS, GICS or Barclays Live) for industry concentration tests or otherwise define industries consistent with applicable law and SEC guidance, notwithstanding the statement defining separate industries contained in the fundamental restriction. The Registrant respectfully notes that disclosure of this fact is described in the paragraph below the list of the Fund’s fundamental investment restrictions in the SAI and as is consistent with Guide 19 of the Guidelines to Form N-1A, which states that a registrant may select its own industry classifications. Guide 19 requires that such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.

Comment No. 22:                                              The SEC Staff notes that the second to the last sentence in the paragraph at the top of page 40 seems to allow the Fund freedom of action to invest greater than 25 percent in an industry listed in its fundamental policy related to industry concentration. Please explain.

Response:                                                                                        The Registrant recognizes that Section 8(b)(1) of the 1940 Act requires an investment company to state in its registration statement whether it reserves the freedom to concentrate investments in a particular industry or group of industries, and if such freedom of action is reserved, a statement briefly indicating, insofar as is practicable, the extent to which the registrant intends to do so. The Registrant does not reserve freedom of action to concentrate in any industry or group of industries. The Registrant confirms that it will comply at all times with its fundamental investment restriction not to invest greater than 25% of its assets in any industry. The Registrant respectfully notes that it believes that the statement on page 40 is consistent with Guide 19 of the Guidelines to Form N-1A, which states that a registrant may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.  The Registrant does not believe that defining industries consistent with SEC guidance is reserving freedom of action to concentrate.

Comment No. 23:                                              In your response to the Staff, please confirm that the Funds will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investment should be allocated when determining the Fund’s compliance with its concentration policy. See Investment Company Act Release No. 9785 (May 31, 1977); Letter to Pilgrim Prime Rate Trust (June 29, 1989).

Response:                                                                                        The Registrant acknowledges the above-referenced guidance and it intends to comply with such guidance with respect to private activity municipal debt securities issued by non-governmental issuers for purposes of each Fund’s concentration policy.

*              *              *               *              *

In connection with the Staff’s review of the Amendment, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)         the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)         Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)          the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at (215) 405-5724.

Very truly yours,

/s/ Katherine Corey

cc:	Lucia Sitar, Aberdeen Asset Management Inc.
Rose F. DiMartino, Willkie Farr & Gallagher LLP
Elliot J. Gluck, Willkie Farr & Gallagher LLP